Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following transcript relates to an analyst conference call held on December 5, 2005 in connection with Boston Scientific’s announcement of its proposed acquisition of Guidant.

Analyst Conference Call Transcript

Operator

Ladies and gentlemen, thank you for your patience.  Welcome to the Boston Scientific conference call.  At this time all participants are in a listen-only mode.  Later we will conduct a question-and-answer session.

Instructions will be given at that time.  [OPERATOR INSTRUCTIONS]  As a reminder, this conference is being recorded.  I would now like to turn the conference over to our host, Senior Vice President of corporate communications, Mr. Paul Donovan.  Please go ahead.

Paul Donovan

Thank you, Karen, and good morning. Thank you all for joining us for our discussion of Boston Scientific’s proposed acquisition of Guidant.  We issued a press release earlier today about the proposed transaction.  It’s available on our website at www.bostonscientific.com.

Before we begin our call I’ve been asked to refer you to the Safe Harbor Statement pertaining to forward-looking statements we will be making during the course of our conference call.  This conference call and the webcast presentation contains forward-looking statements. The Safe Harbor Statement is displayed on Slides 2 and 3 of the presentation. The company wishes to caution the listener that actual results may differ from those discussed in the forward-looking statements and you should carefully review and consider the Safe Harbor Statement.

With us this morning are Jim Tobin, Boston Scientific’s Chief Executive Officer, Paul LaViolette, our Chief Operating Officer, and Larry Best, our Chief Financial Officer.

Now I would like to turn the call over to Jim Tobin.

Jim Tobin

Good morning and thank you all for joining us.  I am pleased to be able to talk with you today about an historic opportunity for Boston Scientific … and for Guidant.  Combining our two organizations will create the world’s leading cardiovascular device company.

We have been interested in the cardiac rhythm management industry for some years.  The recently revised J&J offer gave us a reason to take an even closer look at Guidant.  Our assessment of the value of the company – and our belief in its potential – are clear from the proposal we have put on the table today.

This transaction makes compelling strategic and financial sense.  Paul and Larry will take you through the specifics, but let me say that bringing these two companies together would be a natural fit.  And the whole would be much greater than the sum of the parts.  We have brought many companies into the Boston Scientific family, and I know what makes for a successful combination.  I have never been more confident or enthusiastic about the prospects for a transaction.  Combining Guidant and Boston Scientific is a terrific idea.  Together we will become one of the world’s pre-eminent medical technology companies.

For us, there is a powerful strategic rationale.  Paul will talk more about this shortly, but the merger will transform our two companies into the world’s leading cardiovascular device company, with combined global revenues of more than $9 billion in 2006.   We will become the third largest medical device company in the world.  The transaction will enable Boston Scientific to add a high-growth cardiac rhythm management platform and a second drug-eluting stent program, further diversifying our portfolio and driving long-term growth.  And it creates a combined entity with a long history of innovation and leadership, a solid financial profile, and great prospects for the future.

Combining our people, our assets and our resources makes a lot of sense … particularly for Guidant shareholders and for Guidant employees.

For Guidant shareholders, we believe emphatically that our proposal is superior to Johnson & Johnson’s.  We are offering significantly more value, and we believe there is strong upside potential over time.  We have received commitment letters for all the financing we need to complete the transaction.  And we have reviewed potential antitrust issues and are prepared to make the divestitures that will allow us to obtain regulatory approvals quickly.  So: we have a superior proposal … we can get it done … and we can get it done quickly.

Now, let me spend a minute on what this combination would mean for Guidant employees, and why it makes sense for them.

I have been in this business a long time.  I know good companies when I see them, and I know that good companies are basically good people.  I speak for all of Boston Scientific when I say that we have enormous respect and admiration for the employees of Guidant.  They share our commitment to innovation and excellence.  And they have repeatedly delivered on that commitment with a long and impressive list of life-saving products and technologies.

Boston Scientific offers Guidant employees an environment and culture that will allow them to continue to make a difference.  Not so long ago, we were a comparatively small company.  In many ways we’ve retained the spirit of a small company … one that values initiative and creativity … and that recognizes each person’s talents and contributions.  Our two companies have traveled similar paths, and there is a great deal of common ground between us.  Both companies were pioneers in their early days, and both are leaders today.  Like I said, the two companies would be a natural fit.

We also know the challenges a company can face in a highly technical and exacting business.  We have worked through challenges ourselves, and we are committed to providing Guidant the resources they need to manage through their current challenges.  We understand the types of issues facing Guidant, and we are confident that the combined talents and experience of our two organizations will be more than sufficient to resolve them.

For all these reasons and more, this is an extremely appealing opportunity for Guidant employees.

Our Board has reviewed the proposed transaction thoroughly and supports it wholeheartedly.  Our two co-founders fully support this transaction, and entities associated with them own about 30 percent of the company’s stock.  Our proposal calls for confirmatory due diligence, which we are ready to begin as soon as possible. We believe we can complete this review quickly, and we are confident we can complete the transaction during the first quarter of 2006.

This transaction will give us an opportunity to transform our company, to refocus our programs and priorities, and to accelerate the diversification of our revenue and earnings base to position Boston Scientific for continued growth, leadership and success.

To sum up:  We are making a superior proposal.  We can get it done, both from a financing and regulatory perspective.  And we can get it done quickly.

We hope the Guidant board and management team will consider our proposal carefully.  It is offered in the sincere belief that this is the better course … for Guidant, its shareholders and its employees.

Now I’d like to turn it over to Paul LaViolette and Larry Best.  First, Paul will talk about the strategic rationale for this transaction.
Then Larry will cover the transaction structure and financial implications.

Paul LaViolette

Thanks, Jim.  As you can imagine, I share Jim’s enthusiasm about the combination of Guidant and Boston Scientific.  From an operational standpoint, it brings together terrific products, talented people and similar cultures to form what will no doubt be a truly great organization.

There is a powerful strategic rationale for this transaction.

First, industry leadership.  The proposed transaction creates the world’s leading cardiovascular device company with more than $9 billion in combined revenues in 2006.  It combines the number one interventional cardiology platform and the number two cardiac rhythm management, or CRM, platform. And it will make the combined entity the third-largest medical device company in the world.

Second, the acquisition of Guidant enhances both our diversification and growth.  Boston Scientific will acquire a leading franchise in the under-penetrated CRM business – a $10 billion business.  This will help drive long-term growth on both the top and bottom lines – and will add a second drug eluting stent, or DES, program that will offer another alternative for interventional cardiologists.

And third, the combined company will have a solid financial profile, with a steady, diversified cash flow and EBITDA of more than $3 billion in 2006.  We expect the transaction to be accretive to cash earnings by 2008.

When you add up all these advantages – industry leadership, enhanced diversification and faster growth, and the solid financial profile of the combined company – you can understand why this transaction makes so much sense for Guidant and for Boston Scientific.

Clearly, Boston Scientific and Guidant are great companies on their own.  Each has established strong positions in key businesses in a wide variety of cardiovascular devices and therapies.  And we believe they’ll be even better together.

As you all know, Boston Scientific, on its own, has achieved considerable success in drug eluting stents.  We are an established leader in DES – with the number one position and over half of the U.S. DES sales.  We continue to invest in next generation platforms to sustain our success.

But we are also a leader in interventional cardiology outside of the DES space – in the coronary, peripheral and neurovascular segments; we are also a leader in endosurgery and have a strong entry into neuromodulation.  Approximately 60 percent of our revenues come from a strong and diverse group of businesses other than DES.

About 90 percent of our cardiovascular sales come from products in segments where we hold the number one position. And about three quarters of endosurgery and neuromodulation sales are from products that hold the number one position in their segments.

On the other side of the ledger, Guidant is known for its strong position in CRM.  In addition, the company is recognized for its strength in the cardiac surgery, vascular intervention and endovascular segments.  Based on our thorough review of the regulatory environment, we plan to divest Guidant’s vascular intervention and endovascular businesses, while retaining shared rights to Guidant’s drug eluting stent program.

Guidant is number two in the CRM sector, with approximately a 30 percent worldwide share in high-power CRM and 28 percent of the overall CRM business.  These are rapidly growing segments that represent terrific growth potential.  In particular, high-power is a $7 billion segment that is growing at a rate of between 16 and 20 percent per year.

One of the primary attractions of this transaction is acquiring a leading business in the high-growth CRM segment.  As you can see, on slide number 8, growth in the high-power segment is outpacing the overall $10 billion CRM market, which is growing at an overall annual rate of 13 percent.

High-power represents a large, fast-growing and under-penetrated opportunity for Boston Scientific.  Guidant’s well-established business in this segment will be a tremendous addition to Boston Scientific’s current range of products and areas of expertise.

Despite the challenges associated with recent recalls, Guidant is obviously still a leader in CRM and has consistently maintained a strong number two position in sales.  Its CRM business is expected to match – if not modestly exceed – the growth of the industry leader, Medtronic, in the high-power business through 2008.

As Jim said, we are confident that Guidant and Boston Scientific together can address Guidant’s current challenges.  There is tremendous upside potential – especially considering the fact that a large percentage of Guidant’s sales come from the fast-growing high-power business.

High-power CRM is also a relatively stable business.  Therefore, we believe that Guidant will work through its current recall issues and, over the medium and long term, maintain its traditionally strong position in this business.

As we’ve emphasized this morning, enhancing diversification in our current business mix is one of the critical benefits of this transaction.  Building on our great success in our DES business and in our other segments, this transaction gives us an opportunity to add businesses that will be drivers of additional, stable long-term growth for the combined company.

As slide 10 shows, Taxus now accounts for about 40 percent of Boston Scientific’s annual revenues.  But in the combined company, DES will represent only about a quarter of revenues, derived from the strength of two DES programs instead of just one.  And, of course, we will add Guidant’s CRM business, which will account for 28 percent of the combined business.

But the real key is growth – a compound annual growth of on average 12 percent by 2008, when revenues are expected to approach $12 billion.  Obviously, this kind of growth will also deliver enhanced value for Guidant and Boston Scientific shareholders.

Let’s take a look at the industry on slide 11.

For all of the reasons we have articulated today, we are confident that the combined entity represents a strong engine for accelerated growth.  We will have the size and scale to compete in a broad range of established and new businesses across an industry in which both Guidant and Boston Scientific are universally recognized as leaders.

The combined company will be number one in worldwide cardiovascular device sales – the fastest-growing and most attractive sector in the medical technology business. It will be number three worldwide in overall medical device sales.

Before I turn it over to Larry Best to discuss the structure and financing of the proposed transaction, let me just highlight a few key points about the power of merging two innovative leaders – both with proven track records – to create the world’s leading cardiovascular device company.

We’ve already built a strong financial capability through Taxus and our other successful products.  Now this transaction will enable us to leverage that capability by diversifying – both strategically and financially–into another high-growth business in CRM, as well as in a complementary drug eluting stent technology.

As the world’s largest cardiovascular device company, the combined entity will capture value in high-growth and high-margin businesses, while continuing to generate steady cash flows. We will operate solid businesses in several attractive segments, including CRM, neuromodulation, vascular intervention and endosurgery.

All in all, a compelling proposal that we believe will generate substantial benefits for the shareholders, employees and customers of both companies, as well as for doctors and their patients around the world.

Now, I’ll turn it over to Larry, who will cover the financial details.

Larry Best

Thank you, Paul.

Turning now to slide 14, let’s briefly review the key terms of our proposal.

We have announced today that Boston Scientific has proposed to acquire all the shares of Guidant for a combination of cash and stock at a price of $72 per Guidant share.  Under our proposal, each Guidant share will be exchanged for $36 in cash and a fixed number of shares of Boston Scientific common stock having a value of $36 on or about the date of signing of a definitive merger agreement.

Our proposal, which is valued at approximately $25 billion, provides Guidant shareholders with a premium of approximately $3 billion to the current valuation of the transaction between J&J and Guidant.  It represents about a 14% premium over J&J’s revised $63.43 per share offer, based on Friday’s closing price for J&J stock.

And based on Friday’s closing share price for Boston Scientific, Guidant shareholders would own approximately 35% of the combined company and Boston Scientific shareholders would own the remaining 65% upon the closing of the transaction.

We believe that the current Boston Scientific share price does not reflect the underlying value of Boston Scientific.  Therefore, we believe the stock component of our proposal offers Guidant shareholders an opportunity for significant upside potential.

Our proposal is subject to completion of a confirmatory due diligence review of Guidant, which we are prepared to commence immediately.  We believe that, with Guidant’s cooperation, we could execute a definitive transaction agreement by year end.

Our proposal is also subject to the satisfaction of other customary conditions, including clearance under Hart-Scott-Rodino, the European Union merger control regulation, and approval of both Boston Scientific and Guidant shareholders.

All of this we expect to be able to accomplish in the first quarter of 2006.

Our proposal is not subject to any financing condition.  We hold commitment letters from Bank of America and Merrill Lynch for all the financing we need to consummate the proposed transaction.

Our financial advisors are Merrill Lynch, Bear Stearns and Banc of America Securities.

Moving on to slide 15, let’s talk about the strength of our proposal. Why do we believe our proposal is superior to J&J’s revised offer?

We are offering a better price and more value to Guidant shareholders.  That much seems clear.

We’ve worked hard to give you certainty with respect to financing, antitrust considerations and shareholder approval.

First, as I’ve said, we have the committed financing to get this transaction completed.

Second, we have studied the antitrust environment thoroughly and are prepared to make the divestitures that we expect will be necessary to obtain antitrust approvals quickly.  As Paul mentioned earlier, we plan to divest Guidant’s vascular intervention and endovascular businesses, while retaining shared rights to Guidant’s DES program.  This should address any antitrust concerns.

And third, we are confident of obtaining approval in a vote of Boston Scientific shareholders.  Approximately 30% of our shares are owned by entities affiliated with our co-founders, Pete Nicholas and John Abele, both of whom fully support the proposed transaction.  We expect that the timetable for our vote will be the same as for the Guidant shareholder vote.

We can get this done – and we can get it done quickly.

Consider the following:

•                  the additional value that Guidant shareholders will receive over and above J&J’s revised offer

•                  the measures we have put in place to enhance the certainty that we can complete this transaction, and

•                  the significant upside potential for shareholders in the combined company…

We believe that the Boston Scientific proposal is clearly superior.

Moving on to slide 16. There is a strong financial rationale for this proposed transaction.

Bringing together Guidant and Boston Scientific will accelerate both the top- and bottom-line long-term growth rate of the combined company.

We expect that the transaction will be accretive to cash EPS beginning in 2008. We define cash EPS as earnings per share excluding amortization and non-recuring expenses.

Although this transaction is being driven by growth, we do expect that there will also be some synergies that we can realize through the combination of Guidant and Boston Scientifc.  Based on our experience in executing past acquisitions and our knowledge of the assets in this particular transaction — and using publicly available data — we anticipate that there may be synergies in the range of $200 million, along with an additional $200 million in cost re-prioritization at Boston Scientific.  We will, of course, fine-tune these rough estimates as we move through the due diligence review.

We will generate a steady, diversified cash flow, with more than $3 billion in EBITDA in 2006 for the combined entity.

The strength of our sales and earnings stream will enable us to implement rapid de-leveraging of the debt. We expect to have near zero net debt by 2009. Yes, we would expect to have near net zero debt in 2009, less than 48 months after the close of the transaction. So you can see the power of this combination, the power of the cash flow and the financial sense it makes for the combined entity.

It’s important to note that we are working with the rating agencies on our capital structure.  We’ve worked together extensively with our banks and have studied this issue carefully and we expect to retain an investment grade rating.

Let’s move to slide 17 and talk about the opportunities to enhance value for BSC shareholders. Our financial goal is obvious – to create and enhance value for our shareholders.  We believe this transaction will accomplish that.

It is clear that the market, meaning Wall Street, rewards medical device companies that:

•                  operate in under-penetrated businesses,

•                  have diversified product lines,

•                  have high-margins and solid cash flow,

•                  have strong market positions, and

•                  have innovation and growth.

Combining Guidant and Boston Scientific creates a company that has all of these attributes.

We therefore see very significant upside for BSC shareholders in terms of multiple expansion.  On the right side of the slide, you can see how we now compare with some of our peers in the industry.

Those of you who follow our industry know that the market values companies with broad product portfolios more favorably.  It rewards them with a higher multiple based on the diversification of their revenue streams. What’s more, the market rewards growth prospects.  This transaction should accelerate growth, which should also boost our multiple and our stock price. This transaction is driven by diversification.

Therefore, we believe shareholders will benefit from the substantial upside potential resulting from a valuation for the combined company that is more in line with our more diversified peers.

Let’s turn now to our financing strategy for the transaction.

Before divestitures, we are offering approximately $25 billion for Guidant. With a 50% stock / 50% cash consideration mix. That means we are offering $12.5 billion in cash to Guidant shareholders. We expect to utilize the readily available portion of the $3.6 billion of total cash between BSC and Guidant to fund part of the cash consideration. For the balance, as I mentioned earlier, we have secured $14 billion of committed financing from Bank of America and Merrill Lynch, which consists of a one-year bridge loan of $7 billion, a five-year $5 billion term loan and a five-year $2 billion revolver. If we draw down on the bridge loan, we would expect to repay it with the proceeds of the planned asset sales and debt capital markets financings.  Depending on the timing of these asset sales and debt capital markets financings, we may not need to draw down on the bridge loan at all.  With respect to the revolver, we expect that line will remain undrawn.

So as you think about our pro forma debt and capitalization with regards to the transaction. So as you think about our pro forma debt balance due to the transaction, we roughly expect to have approximately $10.5 billion of total debt outstanding post closing, including existing indebtedness. This figure could change depending on the proceeds raised from the asset sales and the exact amount of available cash we ultimately use to fund the acquisition.  Looking at the pro forma capitalization ratios of the combined company, you can see that we maintain a similar capital structure with respect to the mix of equity and debt, pre-and post-transaction of a 60/40 relationship. Note, we currently expect we will have available liquidity of $3.5 billion including our revolver, which should give us ample cash resources over the near and intermediate term.

Let’s go to slide 20 and let me provide some roadmap to completion. To wrap up, let me take a minute to go through with you how this transaction gets completed.

As you know, this morning we communicated our proposal directly to Guidant.  We are confident that their Board will recognize that it represents a superior proposal compared with the pending agreement with J&J.

Upon invitation by the Guidant Board, we would then commence confirmatory due diligence, which we expect to complete by the end of this month.

We will begin discussions immediately with antitrust authorities to ensure that we can move through that process swiftly.

We have already initiated discussions with the rating agencies.

We anticipate that our two companies can enter into a definitive merger agreement around late December or early January.

The shareholder votes for both companies would happen about the same time in the first quarter of 2006, which is also when we would expect to be able to close the transaction.

Now I’ll turn it back over to Jim for some concluding remarks.

Jim Tobin

Thanks Larry.

Before we open it up to your questions, I just want to say that we have a unique opportunity to create the world’s leading cardiovascular device company.  That’s a very exciting proposition for us at Boston Scientific – and we expect it will be for Guidant and its Board, too.

We believe we have put a compelling proposal on the table – one that is clearly superior to the pending agreement with J&J.  We know we can get this transaction done quickly, and we’re looking forward to working with Guidant’s Board and management team to complete it.  We are certainly sensitive to the timing considerations.  We are therefore prepared to commit whatever resources are necessary to close the transaction as quickly as possible.  We’re ready to start right now.

Now we’d be happy to take your questions.

Q&A

Operator

[OPERATOR INSTRUCTIONS] Tao Levy, Deutsche Bank.

Tao Levy - Deutsche Bank Securities - Analyst

Congratulations on this. It sounds really interesting. A couple quick questions here. I was wondering if you could maybe put a rough dollar number on the divestments that you would expect out of the combined entity in order for it to go through. And also can you clarify a little bit the retained share right to the drug-eluting stent program to the limus drugs?

Jim Tobin

The first question I’ll take, and Paul you can take the second one. On the valuation of the asset sales, we have some assumptions in our model that we believe are very conservative. We look forward to discussions that we will have from what we think are multiple buyers for this property. We’ve already had some discussions underway even post this announcement. It gives us clear evidence that there will be quite a bit of interest in this property. To the number two, a property in the cath lab, and obviously that is a very valuable position. Paul, on the second.

Paul LaViolette

Absolutely. We are obviously prepared to divest the Guidant vascular intervention business for the purpose of resolving antitrust concerns. And by divesting it fully while retaining access to DES, we think we do a couple of things. Number one, we create a very valuable asset. We gain strategic DES value. We think we contribute to the competition in the marketplace, which we think will enhance our regulatory review. And frankly, we don’t have a strategic need for many of the VI products because of the strength of our existing position.

Tao Levy - Deutsche Bank Securities - Analyst

Perfect. Thanks a lot, and good luck.

Operator

John Calcagnini, CIBC World Markets.

John Calcagnini - CIBC World Markets - Analyst

Larry, quick question. What are you assuming the annual amortization will be on the intangibles? What percent of the deal will have to be amortized and over what timeframe?

Larry Best

Well, the amortization of the intangibles will be over 17 to 20 years. The amount of the amortization is in the approximately $700 million range.

John Calcagnini - CIBC World Markets - Analyst

So that is about where we were. So can you reiterate what your cost saving estimate was and where do you think you will end up if you add the pro forma of full-year ‘06 where you would end up on EPS?

Larry Best

Well, first of all, we will be moving to cash EPS for most of the Wall Street discussions. And we have not presented guidance for ‘06. We plan, like other companies, to present our ‘06 guidance in January. In the meantime, all of our analysis with regard to this transaction has been based on Wall Street estimates for 2006, 2007 and 2008. And that is the basis of our analysis today.

John Calcagnini - CIBC World Markets - Analyst

The cost savings question and then can you just confirm, are you planning on giving any additional shared rights on everolimus or just so I have clarity on that.

Larry Best

The first thing on the cost savings our assumption going into diligence is probably somewhere between $150 to $200 million roughly in cost synergies that are existing in this opportunity. This deal is obviously not driven by the cost synergies, its driven by diversification and CRM, the market and the markets in the underpenetrated opportunity. So what was your second question?

John Calcagnini - CIBC World Markets - Analyst

Are there any additional shared rights or are we just talking about you are going to maintain the....

Larry Best

Our construct here is to have this as clean of a divestiture as we can. And so we’re talking about taking the Guidant – everything in Guidant other than CRM and cardiac surgery, and divesting it with the exception of a shared right, shared access, let’s call it, to the DES program. And we think that in essence we are putting two parties in business there.

John Calcagnini - CIBC World Markets - Analyst

Why did you fee that was necessary given that you’ve got Medtronic with Endeavor and you’ve got Cypher, and why did you think that was important?

Paul LaViolette

Our goal is to complete this transaction quickly. And let’s remember that the DES program within the Guidant J&J construct did include some rights traveling in different directions. So we have prioritized our effort to speed regulatory approval. We think this structure that Larry has described is favorable for competition. It allows us to retain rights and that of course enables our team to offer two alternatives to our customers. So we think its a good overall resolution.

Larry Best

Just to clarify on your question about the cost savings, if you will, the synergies as I mentioned in the $200 million range, but over and above that as you can imagine at closing Boston Scientific takes on a kind of a new look, an exciting new look. And it gives us the opportunity to reassess our entire spend program within the old Boston Scientific and reprioritize quite a bit of spending. Obviously running Boston Scientific as we are today is a little different than running it with a combined CRM position.

So we do have the luxury of reprioritizing some of the spend that would have been earlier and delay that. And so it frees up some additional $200 million to fund this transaction and to fund operations. So the total cost savings that we’re planning on is in the neighborhood of 400 million, and we are even optimistic that we might be able to stretch that further.

John Calcagnini - CIBC World Markets - Analyst

Okay, no, it looks like an exciting opportunity. That last thing and I will jump off, can you talk from the legal perspective or what you’ve been advised, wouldn’t it be – would it be difficult for J&J now to turn around and up their bid after essentially saying Guidant was – I don’t imagine they said damaged goods, but that was the way it was perceived in the media. Can you, would it be very difficult for them to turn around and up their bid again after having done that?

Larry Best

Today, this proposal we are making today is about what is good for Guidant shareholders and what is good for Boston Scientific shareholders. And this is not about Johnson & Johnson. We are not driven by the factor of Johnson & Johnson, we’re driven by what is good for our shareholders and what is good for the Guidant shareholders.

Operator

Mike Weinstein, JPMorgan.

Michael Weinstein - JPMorgan - Analyst

I just want to get a couple points of clarification first. Larry, you said that your goal was to maintain an investment-grade rating.

You are convinced you can do that without issuing additional equity?

Larry Best

Well, we have spent a lot of time on it with Bank of America and Merrill Lynch. And we are confident that the agencies will look at this and look at the power of the cash flow and the power of the transaction, and we should come out with we believe investment-grade rating. But this deal is not dependent on that. It just means that the cost of capital goes up a tad. But you’re talking about a $60 to $70 million difference.

Michael Weinstein - JPMorgan - Analyst

Okay, and then to get to accretion on cash earnings in 2008, do you have to assume that the Guidant drug-eluting stent program launches in 2008 in the U.S. – and that is a fair assumption, right?

Larry Best

Yes.

Michael Weinstein - JPMorgan - Analyst

And can you give us some sense of what incremental share you would assume that contributes above and beyond what you have for TAXUS?

Paul LaViolette

First of all, this is based on market estimates from Wall Street. So we used external estimates for our modeling. Wall Street has us with TAXUS alone in the 35% range in 2008. Our assumptions in this model are that in aggregate we would have in the 40 to 42% share range.

Michael Weinstein - JPMorgan - Analyst

So in order to get to accretion on cash earnings in 2008 you would just have to pick up seven points or so of incremental share in order to get there?

Larry Best

Somewhere in that neighborhood, but the other thing that is kind of exciting about this, Mike, is because of merely because of the debt that we assume or take on to close the transaction, and when you look at the combined cash flows and the power of it, there is inherent accretion in ‘08,’09, ‘10, ‘11 just by the rapid pay down or the defeasement of the debt. So it is not hard to get do an accretive transaction here.

Michael Weinstein - JPMorgan - Analyst

You’re saying accretion to earnings not just the growth rate of the company then on a cash earnings basis?

Larry Best

On a cash earnings basis; but obviously we think this transaction gives us a higher level of confidence of... in ‘08, ‘09 and ’10... of double-digit growth.

Michael Weinstein - JPMorgan - Analyst

One more question. How do you think, Paul, this impacts any of the issues involving stent patents out there? So as you think about the potential for this to add to your franchise, how does it potentially help you resolve any of those issues or give you additional strength, vis-a-vis your competitors?

Paul LaViolette

This is about a diversification move; it’s about acquiring into CRM. We are obviously in the DES business today, and we will continue to fight those battles aggressively, but this is primarily a diversification story for Boston Scientific.

Michael Weinstein - JPMorgan - Analyst

If this transaction doesn’t go through, if J&J decides to counter and ends up Guidant decides to stick with J&J, how does having gone down this road alter the Boston Scientific strategy?

Larry Best

We don’t think it alters our strategy whatsoever. We’ve been doing this, as you know following us for the last 15 years, we’ve been acquisitive. We’ve been partnering with emerging technologies; we’ve been acquiring midrange sized companies. We will continue to broaden. Again, our goal is to diversify Boston Scientific over the next five years, and we will continue to look to ways to do that.

Michael Weinstein - JPMorgan - Analyst

Great, guys. Thank you.

Operator

[OPERATOR INSTRUCTIONS] Katherine Martinelli, Merrill Lynch.

Katherine Martinelli - Merrill Lynch - Analyst

For my first question, in terms of the divestiture of Guidant, the VI business, is that viewed as a change of ownership that could potentially void some of the cross licensing agreement it currently has with J&J? Or does Guidant, the spun-off piece, the divested piece, retain those cross licensing rights if it is divested?

Larry Best

There are some cross licensing issues that are manageable. We expect to discuss this with Guidant management and figure out what is best for everyone and all the third parties involved. So that is a to-do on the due diligence side. But we think we understand it and are willing to manage through that.

Katherine Martinelli - Merrill Lynch - Analyst

So as of right now, there are some issues in terms of it being spun off, but it would be something that would be addressed, therefore, during the due diligence to see what you can retain?

Larry Best

No. Keep in mind, this transaction is driven by our interest in CRM. And what we divest of, we’re prepared to divest of the entire Guidant VI business, including peripheral and carotid. And so that is the deal that we are proposing. We would like to have shared rights and access to their IP, and that is more of a discussion – the discussion we will have with the third party that we get vested with.

Katherine Martinelli - Merrill Lynch - Analyst

Then for my second question and I will get back into the queue. Does the Novartis agreement allow Guidant to have a multiple – can it go to somebody that has multiple DES programs because obviously Guidant has one, and by sharing it there would two. And is that something that is a deal breaker in terms of you guys maintaining or sharing the rights to everolimus?

Larry Best

It’s not a deal breaker. We are making an assumption that post this announcement we would go – post the transaction we would go to Novartis and seek to get the exclusive, co-exclusive. We can’t think of too many reasons why Novartis wouldn’t want two companies promoting their drug. But that is not a deal breaker because this is not driven by the DES access. It is driven by CRM.

Operator

Glenn Reicin, Morgan Stanley.

Glenn Reicin - Morgan Stanley - Analyst

Gutsy move. A couple of simple questions here. What is the cash cost of the debt you’re anticipating, and then how – can you describe what actually happens with a co-promote agreement with J&J? And then on the flip side of that, what happens to your agreement with Angiotech, and how did they react to the option of selling, say, a non paclitaxel alternative?

Larry Best

Well, on the last question the Angiotech relationship, we have an exclusive for paclitaxel. It doesn’t prevent us from marketing the product with another drug. So there is no hurdle to get over there that we are aware of. On the cost of the cash or the debt is 5.5%

Glenn Reicin - Morgan Stanley - Analyst

Do you know anything about the co-promote agreement with J&J?

Larry Best

We know – what we know of it is what we read about it. Our intention would be here to respect the rights of all third parties and manage through it.

Glenn Reicin - Morgan Stanley - Analyst

Does that mean you actually — my understanding is it is noncancelable through 2011. So who actually will do the co-promotion?

Would it be Boston Scientific or would it be another? I mean another party here that is part of the divestiture. In other words give us some idea of what you’re anticipating.

Larry Best

We are anticipating divesting the Guidant interventional business as is and whoever acquires that would acquire all rights and all obligation to that business.

Glenn Reicin - Morgan Stanley - Analyst

Even though you are actually assuming they are going to retain the stent piece? And then grant some sort of license for another party to use the technology?

Larry Best

We are assuming we will be able to share access, which is quite different than actually owning the asset and manufacturing the stents. The idea is to, down the way, have two offerings, two offerings are better than one, and so it is just that simple. But let me reiterate, this deal is not driven by the DES strategy. This deal is driven by diversification, driven by CRM and our entrance on a combined basis into that market — combining number two CRM business with the number one interventional business and literally taking the number one position in cardiology and cardiovascular.

Glenn Reicin - Morgan Stanley - Analyst

Right, sure, I understand all that; I just want to know who owns Spirit? Who owns the clinical data on Spirit after this transaction is done?

Larry Best

Well, if we can accomplish it, whoever we divest the product line to in the VI business, they will own it. We will want access to it.

Glenn Reicin - Morgan Stanley - Analyst

So I assume you start clinical trials all over again on a limus based platform?

Larry Best

Our first approach will be to try to share the clinical data, the regulatory path, perhaps even be in the market for some short period of time with identical product, and then move away from it.

Obviously we would, the first thing we would do is begin to put that product on our balloon catheters and differentiate the product.

Glenn Reicin - Morgan Stanley - Analyst

Okay. Thank you very much.

Operator

Tom Gunderson, Piper Jaffray.

Tom Gunderson - Piper Jaffray - Analyst

You’re going to get asked this question by a number of people so I thought I would kick it off and ask what the process was of looking at it. If its about diversification and getting into CRM, you could have St. Jude for somewhere around $20 billion, plus whatever they are doing in other areas, including the ANSI acquisition that recently went through. How did you compare and contrast that? What do you think, I know you have been asked this a number different way, but what do you think your net price of the 25 billion is for Guidant?

Larry Best

Net price is around, I think, $22 billion.

Tom Gunderson - Piper Jaffray - Analyst

Larry, that means you think you can get $3 billion for VI?

Larry Best

I’m netting cash, but even on the net – the value for the VI business, it’s fair to say it is probably at least $3 billion.

Tom Gunderson - Piper Jaffray - Analyst

Okay. Care to comment on the compare and contrast to the CRM businesses that you could make a bid for?

Larry Best

It is just fair to say that we are where we are today, and we’ve done strategic analysis and of all of our alternatives and today this is where we want to be.

Tom Gunderson - Piper Jaffray - Analyst

The follow-up would be on the Guidant side and the issues that they have that cause J&J to come in with a lower bid. I’m assuming, but would just as soon hear you guys say, that you’re prepared to take on the burden of whatever lawsuits are going on in ICD’s.

Paul LaViolette

That is right, Tom. The legal issues, the regulatory issues are things we’ve done a very thorough review of obviously based on public information. We’ve given it very careful consideration. We believe it is manageable. Obviously we will expect to confirm those beliefs through due diligence. But we are pretty experienced with these types of issues; we think we understand them and we believe they are manageable.

Operator

Larry Keusch, Goldman Sachs.

Larry Keusch - Goldman Sachs - Analyst

I just have one question, and Paul, this is a follow-up to what you just mentioned. So when you, when we see where in the contemplated merger document, are you suggesting that you would carve out all of the recall action, the FDA investigation, all of those types of events and think that would not represent material adverse changes?

Paul LaViolette

All I will comment on, Larry, is really that we feel we have a solid understanding of these things. They are obviously not changes for us. They are now events that already exist. We think we have a pretty good understanding of them and we think we can manage them going forward. Not only with Boston Scientific, but in combination with the Guidant management team.

Larry Keusch - Goldman Sachs - Analyst

And lastly just to make sure I am fully clear on this, you are suggesting that you will get rid of the entire Guidant VI business, including their distribution infrastructure and sales force. And so, therefore, there are no, from an FTC perspective other than the potential shared rights to drug-eluting stents, there are no overlaps, is that right?

Paul LaViolette

That is correct.

Operator

Joanne Wuensch - Harris Nesbitt - Analyst

Joanne Wuensch - Harris Nesbitt - Analyst

Thank you very much. Can you please comment on whether or not this acquisition changes your timeframe for any of your other internal programs, such as Cameron Health? And then as a follow-up, could you please comment on who is going to run the combined entity, and what your plans are for keeping some of the Guidant personnel in place? Thank you.

Larry Best

On the first question about does it change our strategic plans, not really other than some of the – you know, we have nine franchises, we have 231 product categories, and in each one of them is a short-term, intermediate term and long-term development programs. And we will be looking at some of the longer-term ones that perhaps we can afford to delay and use those funds directed at this combination. But no significant change in our interests. I mean, Cameron Health has been a strategic interest for us. We have a good partnership with them. We just recently added the funding level, and we are waiting to see how they do. But there is no change in mindset with regards to what we have in the strategic pipeline and also our planned external events. But we will relook at it post closing. Jim, do you want to take the –

Jim Tobin

Yes, as far as the management structure going forward goes, as you know I’ve been turning over more and more and more of the Boston Scientific activities to Paul, and he continues to pick those things up and will continue to do that. What I was contemplating here then was that the Guidant business, which is really after divestitures the CRM business, I would get directly involved with that in with the Guidant management team. And try to bring myself up to speed on how that business works and what all the factors are there. And help out wherever I can. But if you think about the structure of the deal, we are really keeping the CRM part of the business, there are virtually no overlaps. And therefore no management conflicts to worry about in that regard.

Larry Best

Looking at the time, why don’t we take a couple more questions and then we will wrap it up.

Operator

Jason Wittes, Leerink Swann.

Jason Wittes - Leerink Swann - Analyst

[inaudible]

Operator

Bruce Nudell, Sanford Bernstein.

Bruce Nudell - Sanford Bernstein - Analyst

Two questions. One is, Larry, thinking about the divestiture, if you assume that whoever gets this gets like 15% share in a $6.5 billion market, that is about 3 billion and maybe two times the angioplasty business so it is pushing you up to around 4 billion. Is that foreign from your thinking?

Larry Best

The only thing I would factor in that there is the assumption of a shared program. So you need to factor that in. But we’re not going to go into that specific on what our strategy is.

Bruce Nudell - Sanford Bernstein - Analyst

And so you’d act as a distributor for, effectively, Xience?

Larry Best

Again if we are going to have access to it assuming it is successful there will be a period of time, a short period of time where there would have to be a supply agreement.

Bruce Nudell - Sanford Bernstein - Analyst

Okay, and the only other question is on the ICD assumption what sort of revenues are you thinking about in 2008?

Larry Best

In 2008 – we’re not going to get into product line sales at this point. But we are willing to go with your estimates on street estimates in their ICD program and those have come down a bit in light of the bumps in the road. But I think we agree with the Wall Street consensus that they will take some of that share back and continue to be the number two player. One more question, and we will move on.

Operator

Matthew Dodd, Citigroup.

Matthew Dodds - Citigroup - Analyst

A couple questions. On the FTC timing, Paul, is your assumption here that you can close so quickly because of divestiture or because the FTC is just spend a ton of time looking at the J&J Guidant’s issues?

Paul LaViolette

It really is both; we think we have a friendly structure envisioned. But their working familiarity with the issues will clearly help timing.

Matthew Dodds - Citigroup - Analyst

And the second question on the synergies 150 to 200 million upfront Jim, as you said there is not a lot of overlap in the businesses you are keeping, so where are you going to get that synergy? Because in CRM a lot of it is in sales, R&D; is there really that much on the cost of goods side? Where are you going to get this?

Larry Best

The synergy assumption now is an assumption. And it also takes into consideration not only the obvious synergies on a corporate to corporate structure basis, but also some cost savings that I’m sure a company the size of Guidant, a company the size of Boston Scientific has flexibility in their spend once they have a new strategic direction. So we are pretty confident in the 400 million. The pieces might change but the $400 million bogey that we’re attempting to seek in this we think it is quite doable.

Thank you very much. We appreciate your tuning in today, and we will keep you up-to-date on events as they unfold here. And it goes without saying the entire management team of Boston Scientific is excited and we look forward to closing the transaction and look forward to working with the employees and management of Guidant Corporation.

Operator

Thank you. Ladies and gentlemen this conference will be available for replay after 3:15 PM central standard time today through December 12, 2005, 11:59 PM. You may access the AT&T teleconference replay system at any time by dialing 1-800-475-6701 entering the access code 806678. International participants please dial 320-365-3844. That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

Forward-Looking Statements

                This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.

These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

                This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

                Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.